Terms supplement to product supplement no. 3-I dated April 13, 2023, underlying supplement no.20 -I dated July 31, 2025, the prospectus and prospectus supplement, each dated April 13, 2023 and the prospectus addendum dated June 3, 2024

Registration Statement
Nos. 333-270004 and 333-270004-01
Dated March 3, 2026
Rule 424(b)(3)

**North America Structured Investments**

# 5yr MQEDGELC Variable Annual Contingent Income Notes

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

## Overview

The notes provide exposure to the MerQube US Large-Cap Vol Edge Index (the "Index"). The Index attempts to provide a dynamic rules-based exposure to an unfunded rolling position in E-mini® S&P 500® futures (the "Futures Contracts"), which reference the S&P 500® Index, while targeting a level of implied volatility. The Index exposure to the Futures Contracts is subject to a maximum exposure of 400% and the Index upside performance is subject to a monthly cap of 4%, meaning that gains from the Futures Contracts cannot exceed this limit during the monthly period, notwithstanding any leverage.

## Summary of Terms

| | |
|---|---|
| **Issuer:** | JPMorgan Chase Financial Company LLC |
| **Guarantor:** | JPMorgan Chase & Co. |
| **Minimum Denomination:** | $1,000 |
| **Index:** | MerQube US Large-Cap Vol Edge Index |
| **Index Ticker:** | MQEDGELC |
| **Pricing Date:** | March 31, 2026 |
| **Coupon Observation Dates:** | Annual |
| **Final Coupon Observation Date:** | March 31, 2031 |
| **Maturity Date:** | April 3, 2031 |
| **Participation Rate:** | At least 100.00%* |
| **Coupon Rate:** | The Coupon Rate for each Coupon Payment Date will be a percentage equal to the Annual Index Return on the applicable Coupon Observation Date, provided that the Coupon Rate will not be less than zero. |
| **CUSIP:** | 46660MHC2 |
| **Preliminary Pricing Supplement:** | http://sp.jpmorgan.com/document/cusip/46660MHC2/doctype/Product_Termsheet/document.pdf |
| **Estimated Value:** | The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above |

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

## Contingent Coupon Payment

You will receive on each Coupon Payment Date, for each $1,000 principal amount note, a Contingent Coupon Payment equal to:

$1,000 × Participation Rate × Coupon Rate

*If the Annual Index Return in respect of any Coupon Observation Date is equal to or less than zero, you will not receive any Contingent Coupon Payment on the corresponding Coupon Payment Date.*

## Payment at Maturity

You will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Coupon Payment applicable to the final Coupon Observation Date, if any.

*You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.*

**Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

## Hypothetical Total Returns Applicable to each Coupon Payment Date**

| Final Annual Value | Annual Index Return | Return applicable to the Coupon Payment Date |
|---|---|---|
| 165.00 | 65.00% | 65.00% |
| 150.00 | 50.00% | 50.00% |
| 140.00 | 40.00% | 40.00% |
| 130.00 | 30.00% | 30.00% |
| 120.00 | 20.00% | 20.00% |
| 110.00 | 10.00% | 10.00% |
| 105.00 | 5.00% | 5.00% |
| 101.00 | 1.00% | 1.00% |
| 100.00 | 0.00% | 0.00% |
| 95.00 | -5.00% | 0.00% |
| 90.00 | -10.00% | 0.00% |
| 80.00 | -20.00% | 0.00% |
| 60.00 | -40.00% | 0.00% |
| 40.00 | -60.00% | 0.00% |
| 20.00 | -80.00% | 0.00% |
| 0.00 | -100.00% | 0.00% |

*The actual Participation Rate will be provided in the pricing supplement and will not be less than 100.00%

**Reflects Participation Rate equal to the minimum Participation Rate set forth herein and, in each case an Initial Annual Value of 100.00, for illustrative purposes.

The Final Annual Value for each Coupon Observation Date, represents the closing level of the Index on the relevant Coupon Observation Date

The "return" as used above is the Coupon Rate *multiplied* by the Participation Rate, expressed as a percentage, applicable to the relevant Coupon Payment Date, per $1,000 principal amount note.

These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Capitalized terms used but not defined herein shall have the meaning set forth in the preliminary pricing supplement

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks Risks Relating to the Notes Generally • The notes may not pay more than the principal amount at maturity. • The notes do not pay periodic interest payments. Contingent Coupon Payments will be based on each Annual Index Return and may be zero. • The monthly index performance is subject to a 4% cap. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Risks Relating to Conflicts of Interest • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • An affiliate of ours has an approximately 10% equity interest in the Index Sponsor, with a right to appoint an employee of JPMS, another of our affiliates, as a member of the board of directors of the Index Sponsor. The Index Sponsor may adjust the Index or its constituents in a way that affects its level. Selected Risks (continued) Risks Relating to the Estimated Value and Secondary Market Prices of the Notes • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. Risks Relating to the Underlying • The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Portfolio Constituents. • The Index may not approximate its target volatility. • The Index may be significantly uninvested. • The Index is likely to underperform the S&P 500 ® index over time as a result of the combined impact of the target volatility and the cap features of the Index. • The Index is subject to risks associated with the use of significant leverage. • The Index may be adversely affected if later futures contracts have higher prices than an expiring futures contract included in the Index. • The Index is an excess return index that does not reflect “total returns.” • The equity securities of JPMorgan Chase & Co. are currently included in the S&P 500 ® index. • Concentration risks associated with the index may adversely affect the value of your notes. • The Index is subject to significant risks associated with futures contracts, including volatility • Suspension or disruptions of market trading in futures contracts may adversely affect the value of your notes. • The official settlement price and intraday trading prices of the relevant futures contracts may not be readily available. • Changes in the margin requirements for the futures contracts included in the index may adversely affect the value of the notes. • The Index was established on March 30, 2023 and may perform in unanticipated ways. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indic ati ve returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This docu men t shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event an y i nconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement sha ll govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance m ay vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations b efore placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone u naf filiated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with th eir own advisers as to these matters. This material is not a product of J.P. Morgan Research Departments. North America Structured Investments 5yr MQEDGELC Variable Annual Contingent Income Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.